December 3, 2009
Ms. Ellie Bavaria
Special Counsel
Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re:	Export Development Canada Registration Statement under Schedule B File No. 333-162531 Filed October 16, 2009
Dear Ms. Bavaria:
     We have received your comment letter dated December 1, 2009 related to the above filing and are responding to your comment on behalf of Export Development Canada (“EDC”). For convenience of reference, the Staff comment contained in your letter is reprinted below in italics and is followed by the corresponding response of EDC.
Form 18-K
1.	We note your response to comment 3 in our letter dated November 12, 2009. Please provide this information as of a date within 90 days of the effective date of the registration statement.

EDC notes the Staff’s request that information concerning its indebtedness be provided as of a date within 90 days of the effective date of the registration statement. EDC respectfully submits that neither the applicable statutes nor the rules thereunder contain a requirement that such information be provided as of such a date. Rather, the statues and rules applicable to Schedule B issuers contemplate an annual reporting system for foreign sovereigns under the Securities Exchange Act of 1934 and contemplate the inclusion of financial statement information in Schedule B registration statements for fiscal years. This “age of financial statement” scheme for foreign sovereigns differs from the quarterly financial reporting scheme applicable to U.S. domestic issuers and the “not more than 9 months old” scheme applicable to foreign private issuers where more recent financial information has not been published. (See Item 8.A.5 of Form 20-F). The only “age of financial statement” rule applicable to foreign sovereign issuers is contained in Section 10(a)(3) of the Securities Act of 1933 which requires that financial statements be as of a date not more than 16 months old if a prospectus is used more than 9 months after the effective date of a registration statement. Despite the more liberal “age of financial statement” rules applicable to foreign sovereign issuers, EDC recognizes that the SEC statutes and rules also require that a registration statement include such additional information

Ms. Ellie Bavaria
Securities and Exchange Commission
December 3, 2009

as is necessary so that the included information does not contain an untrue statement of a material fact or omit to state a material fact necessary to make the statements made not misleading. EDC only publishes its financial information, including a description of its indebtedness, on an annual basis and believes that it would be unduly burdensome and inconsistent with the statutory scheme to impose on it a requirement to provide more updated information absent there being any untrue statement of a material fact or omission to state a material fact necessary to make the statements made not misleading. In this regard, EDC is of the firm view that EDC’s filing does not include any untrue statement of material fact or omission to state a material fact necessary to make the statements made not misleading, and believes that the inclusion of more recent information on its indebtedness would be of no significance to an investor in making a decision on whether or not to invest in the securities being registered.
* * * * *
     EDC acknowledges that:
•	It is responsible for the adequacy and accuracy of the disclosures in its filings;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We thank the Staff for its attention to EDC’s submission and we look forward to hearing from you regarding our response. If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at 212-530-5150.

Very truly yours,
/s/ Robert W. Mullen, Jr.
Robert W. Mullen, Jr.